Exhibit (d)(6)

GENERAL MILLS

September 5, 2014

Annie’s, Inc.

c/o J.P. Morgan Securities LLC

383 Madison Avenue

38th Floor

New York, NY 10179

Attn:	Barrett Frankel

Garett Poston

Gentlemen:

On behalf of General Mills, Inc. (“General Mills”), we are sending this letter to supplement our offer dated September 4, 2014 (the “Offer”) regarding the potential acquisition (the “Transaction”) of Annie’s, Inc. (the “Company”). All of the principal assumptions, terms and conditions of the Offer remain unchanged, except that General Mills hereby increases its proposed price to acquire 100% of the fully-diluted outstanding equity of the Company to $46.00 per share. This is our final, highest, and best offer.

Throughout the period that begins when the Company countersigns this letter and ends at 11:59 p.m. Pacific Time on September 12, 2014 (such period, the “Exclusivity Period”), the Company will not, and the Company will cause its subsidiaries not to, and will use its reasonable best efforts to cause its representatives and agents not to, directly or indirectly, solicit, initiate, seek, or knowingly encourage any inquiry, proposal, or offer from, furnish any non-public Information to, or participate in any discussions or negotiations with, any person (other than General Mills or any person on General Mills’ behalf) regarding any acquisition of the Company or any of its subsidiaries or any of its or their capital stock, or all or substantially all of its or their assets, whether directly or Indirectly (by merger, purchase, statutory share exchange, joint venture, or otherwise), except sales of inventory or other assets in the ordinary course of business. The Company will, and will cause Its subsidiaries to, and will use its reasonable best efforts to cause its representatives and agents to, immediately suspend all such discussions or negotiations that may be in progress as of the date hereof. It is understood that any violation of the restrictions of this agreement by any representative or agent of the Company or any of its subsidiaries will be deemed a breach of this agreement by the Company.

Other than the paragraph above governing the Exclusivity Period, which paragraph is intended to be a legally binding agreement between the Company and General Mills when this letter is countersigned by the Company, nothing in this letter should be considered to constitute a binding obligation of either party. The Offer remains subject to negotiation and execution of a mutually satisfactory definitive merger agreement containing terms, provisions and conditions customary for this type of transaction. We expect that the existence and terms of this letter will remain confidential and that its existence and content will not be disclosed to any person other than the Company’s Board of Directors and Executive Management.

Please contact Kirk Sabiston or Doug Power with any questions regarding this letter. Please do not contact any other General Mills employee, officer, director or advisor regarding this matter.

We look forward to moving quickly to finalize the definitive transaction documents.

Sincerely,

General Mills, Inc.

By:	/s/ Douglas J. Power
Vice President, Mergers & Acquisitions

The exclusivity obligations in the second paragraph above are accepted and agreed to as of September 5, 2014

Annie’s Inc.

By:	/s/ John M. Foraker
Chief Executive Officer

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